Pricing Term Sheet

March 22, 2012

Terex Corporation

$300,000,000 aggregate principal amount of

6.500% Senior Notes due 2020

This term sheet to the preliminary prospectus supplement dated March 22, 2012 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Terex Corporation

Security Description:	6.500% Senior Notes due 2020

Principal Amount:	$300,000,000

Gross Proceeds:	$300,000,000

Coupon:	6.500%

Maturity:	April 1, 2020

Price to public:	100.000% of principal amount

Underwriting Discount:	1.500%

Yield to Maturity:	6.500%

Spread to Benchmark Treasury:	463 bps

Benchmark Treasury:	3.625% UST due February 15, 2020

Ratings*:	Moody’s: B2 S&P: BB-

Interest Payment Dates:	Semi-annually in arrears on each April 1 and October 1, commencing on October 1, 2012

Optional Redemption:	Redemption Period April 1, 2016 April 1, 2017 April 1, 2018	Price 103.250% 101.625% 100.000%

Make-whole Redemption:	Callable prior to April 1, 2016 at make-whole call price of Treasury + 50 bps

Equity Clawback:	Redeem until April 1, 2015 at 106.500% for up to 35.0%

Trade Date:	March 22, 2012

Settlement Date:	March 27, 2012 (T+3)

CUSIP/ISIN:	880779AX1 / US880779AX13

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. RBS Securities Inc. UBS Securities LLC

Lead Manager:	Commerz Markets LLC

Co-Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

(*)   These securities ratings have been provided by Moody’s and S&P.  These ratings are not a recommendation to buy, sell or hold these securities.  Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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